Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 23, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards and Tim Buchmiller

Re:	AlloVir, Inc.
Registration Statement on Form S-1
Submitted July 6, 2020
File No. 333-239698

Dear Mr. Edwards and Mr. Buchmiller,

This letter is submitted on behalf of AlloVir, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1, filed on July 6, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated July 14, 2020 addressed to David Hallal (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement ( “Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-1

Use of Proceeds, page 75

1.	We note the disclos[ur]e added in response to prior comment 6. Please expand your disclosure to indicate how far you expect the proceeds from the offering will allow you to proceed in the planned Phase 2 and Phase 3 clinical trials for Viralym-M, and the planned clinical trials for ALVR106, ALVR107, ALVR108 and ALVR 109.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 10 and 77 of Amendment No. 1 in response to the Staff’s comment.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 23, 2020

Redeemable Preferred Stock Redemption Agreement, page 183

2.	We note your revisions in response to prior comment 15 and your disclosure regarding a “low double-digit percentage” in this and other sections of your prospectus. Please revise your disclosure throughout your prospectus to narrow the ranges disclosed as “low double-digit” to no more than ten percentage points (for example, between ten and twenty percent, etc.).

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 8, 99, 186 and F-28 of Amendment No. 1 in response to the Staff’s comment.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle Lauzon, Esq.
Danielle Lauzon, Esq.

Cc:	David Hallal, AlloVir, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Justin L. McNamee, Esq., Latham & Watkins LLP